                                                                 Exhibit 99(c)

                     Entergy Louisiana, Inc.
     Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends


                                                                                                                         March 31,
                                                            1992         1993         1994         1995         1996        1997
Fixed charges, as defined:
  Interest on long-term debt                              $128,672     $124,633     $124,820     $124,507    $117,609     $116,947
  Interest on notes payable                                    150          898        1,948        1,932       2,143        2,466
  Other interest charges                                     5,591        5,706        4,546        5,278       4,795        4,071
  Dividends on preferred securities of subsidiary trust                                                         2,870        4,445
  Amortization of expense and premium on debt - net(cr)      7,100        5,720        5,130        5,184       4,995        5,024
  Interest applicable to rentals                             9,363        8,519        8,332        9,332      10,601        9,771
                                                          ------------------------------------------------------------------------
Total fixed charges, as defined                            150,876      145,476      144,776      146,233     143,013      142,724

Preferred dividends, as defined (a)                         42,026       40,779       29,171       32,847      28,234       26,083
                                                          ------------------------------------------------------------------------
Combined fixed charges and preferred dividends,
  as defined                                              $192,902     $186,255     $173,947     $179,080    $171,247     $168,807
                                                          ========================================================================
Earnings as defined:

  Net Income                                              $182,989     $188,808     $213,839     $201,537    $190,762     $176,404
  Add:
    Provision for income taxes:
      Federal and State                                     36,465       70,552       79,260      114,665      97,169      105,521
    Deferred Federal and State - net                        51,889       43,017       21,580        8,148      27,237       14,391
    Investment tax credit adjustment - net                  (1,317)      (2,756)     (37,552)      (5,699)     (5,847)      (5,836)
    Fixed charges as above                                 150,876      145,476      144,776      146,233     143,013      142,724
                                                          ------------------------------------------------------------------------
Total earnings, as defined                                $420,902     $445,097     $421,903     $464,884    $452,334     $433,204
                                                          ========================================================================
Ratio of earnings to fixed charges, as defined                2.79         3.06         2.91         3.18        3.16         3.04
                                                          ========================================================================
Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                              2.18         2.39         2.43         2.60        2.64         2.57
                                                          ========================================================================

------------------------
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent
    (100%) minus the income tax rate.